Exhibit 10.8

1000 IDS CENTER	TELEPHONE (612) 347-6789
80 SOUTH EIGHTH STREET	FACSIMILE (612) 347-6780
MINNEAPOLIS, MN 55402	www.NRGINC.com

July 24, 2006

Dan Arnold
MinnErgy, LLC
P.O.Box186
Winona, MN 55987

Re:	MPCA/DNR Environmental Permitting and Environmental Assessment Services Proposed Eyota, Minnesota Ethanol Facility MinnErgy, LLC,
Dear Mr. Arnold:
Natural Resource Group, Inc (NRG) appreciates the opportunity to provide this environmental services cost estimate for a proposed ethanol plant near Eyota, Minnesota.
Our understanding is this facility will be a Delta-T 50 million gallon (MMGal) per year ethanol production facility using natural gas as a boiler fuel source with the option of using a fluidized bed for the future. Based on this, NRG expects the project to be permitted as a synthetic minor source of air pollution and recommends permitting for a maximum production level of 60 MMGal/yr on natural gas.
Due to the simultaneous multi-media permit review completed by the Minnesota Pollution Control Agency (MPCA), NRG has provided estimates for all tasks required for construction in Minnesota. As such, this proposal has been divided into five tasks: air pollution control permit application, environmental assessment worksheet, non-contact utility water discharge permitting, water appropriation permitting, and other permitting services.

Part 1 — Air Pollution Control Permit Application	$7,800
Based on NRG’s understanding, the proposed facility will be a new plant located near Eyota, MN. NRG will complete the MPCA required total facility operating permit application (air permit application) for the proposed ethanol plant for a cost of $7,800, assuming that the facility is willing to accept synthetic minor limits, limiting total facility emissions to less than the Prevention of Significant Deterioration (PSD) and Part 70 major source thresholds (100 tons per year) with a five ton per year cushion to 95 tons per year as currently required by the MPCA for ethanol plants.
NRG will calculate air emissions for a projected maximum undenatured ethanol production rating of 60 million-gallons/year using corn as the primary feedstock. The application will be completed within two weeks of receiving all the necessary facility and process information. NRG

Eyota Minnesota Ethanol Plant Proposal

will supply an information questionnaire concerning site-specific issues within two weeks of project authorization.
MinnErgy will benefit from NRG’s vast experience and expertise providing air permitting services for over 60 ethanol plants nationwide. We will provide for maximum air permit operating flexibility and assure the framework for regulatory compliance is included. The scope of work for preparing the air permit application is as follows:
Project Location and Description: NRG will require a project location map with a site layout diagram; preferably an electronic CAD version. The site layout must include a property boundary (and fenceline, if different), building and structure heights, and stack locations. These elements will become part of the air permit application.
Air Emission Source Descriptions & Emission Rates: NRG will assume that the emission source descriptions will be provided by the process design firm or other member of the project team, presumed to be Delta T. All applicable emission unit specifications will be verified with the project team. If design information is not available, NRG will use best available general design information from previous Delta T project experience, which includes recent permits for MGP-Riga and Otter Tail Ag Enterprises, both believed to be very similar facilities to the proposed MinnErgy facility.
PSD Avoidance and Applicability Review: NRG will keep the facility a minor source with respect to PSD and Part 70. This proposal assumes we will avoid PSD and stay less than 95 tons per year for each of the criteria pollutant emissions and less than 10 tons and 25 tons for individual hazardous air pollutants (HAPs) and combined HAPs, respectively, through the control equipment specified for the plant.
Non-PSD Air Permit Application: The permit application will review all the regulatory requirements applicable to the facility, including, NSPS Subparts Dc/Db for boilers, Kb for tanks and VV for leak detection in the fermentation and distillation area of the ethanol plant. NRG will complete preparation of the application with all required forms. Compliance plan elements for emission units with monitoring, record-keeping and reporting requirements will be included.
Review of Draft Permit and negotiation of permit terms: There will likely be some follow-up required to respond to technical questions regarding the air permit application. We have not included any follow-up costs in this proposal beyond submittal of an administratively complete air permit application.

Part 2 — Environmental Assessment Worksheet	$19,300
Because the proposed project entails construction of a new ethanol plant with production capacity greater than 5 million gallons per year, the MPCA will generate an environmental assessment worksheet (EAW) for the proposed project. NRG will prepare a draft EAW for the proposed ethanol plant that the MPCA will use to generate a final document on behalf of MinnErgy. The EAW will describe the proposed project in detail and evaluate its impact on air, water (ground and surface), soil, wildlife, and other resources. Specifically, the EAW will

Eyota Minnesota Ethanol Plant Proposal

address the following:
Summarize the process used for the production of the fuel grade ethanol,
Describe the purpose and need for the construction of the ethanol production facility, Describe the affected environment, which will include the project construction schedule, maps and diagrams of the site and the other pertinent information regarding the site,
Cover types and amounts of wetlands will be estimated using National Wetland Inventory maps. Based upon preliminary wetland evaluations, field wetland delineation may need to be completed. If necessary, NRG will provide an additional scope and cost of services for completing this work.
NRG will provide consultation letters on behalf of MinnErgy to the State Historical Preservation Officer (SHPO), Minnesota Department of Natural Resources (DNR) Natural Heritage and Non-Game Research Program, and the United States Fish and Wildlife Service (USFWS) to solicit an opinion whether the proposed project would affect any structures that are of historic, archaeological, or architectural significance, or state or federally protected species. Additional field surveys may be required based upon the results of these consultations, and NRG will provide a scope and cost of services for completing these additional tasks, if necessary.
Describe the state and federal approvals and permits that will be required for the construction and operation of the facility.
Provide a discussion of other related analyses required by Minnesota rule, including an odor best management practices plan for the facility operations.
Perform Air Emission Risk Analysis (AERA). Based on recent experience and proximity to Eyota, an AERA is likely required to be completed as part of the EAW. Air toxics may include, but are not limited to, acetaldehyde, formaldehyde, acrolein, hexane, and methanol. The AERA would assess public health risk posed by the facility using estimated emissions. NRG will estimate speciated emissions based on our dataset of compliance data from similar existing facilities and perform necessary dispersion modeling to assess human health risk. A Risk Assessment Screening Spreadsheet (RASS) is used to determine if MPCA-designated health risk thresholds would be exceeded at any receptors.
Based on experience from AERAs prepared for similar facilities, further refinement to the conservative screening-level dispersion estimates Calculated in the RASS will be necessary to demonstrate that the facility poses ‘no unreasonable risk to the public’ as defined by the MPCA. Based on NRG experience with similar facilities it will be possible to demonstrate this using a fully refined AERMOD model and a technique developed by our staff. The NRG modeling technique and representation has been previously approved by the MPCA on several projects, including the recently permitted Heartland Corn Products project. A detailed information request for modeling will be provided to MinnErgy within two weeks of authorization.
Parameters such as stack heights and position of fenceline could be dictated by the modeling

Eyota Minnesota Ethanol Plant Proposal

results. NRG will determine the minimum dispersion requirements leading to the most defensible conclusion of no unreasonable risk to the public at any offsite receptor and which in our judgment best serve the interests of the facility.

Part 3 — NPDES Permitting	9,900
Non-Contact Utility Water Discharge Permitting
The project will require a National Pollution Discharge Elimination System (NPDES) permit for some utility water streams from the facility. NRG understands these water streams to consist largely of non-process cooling water, such as cooling tower blow-down, boiler blow-down, and possibly reverse osmosis reject or iron filter backwash, etc. These water streams often are of sufficient quality to be discharged to a surface water stream or river. NRG has secured these permits for facilities just like the planned Eyota facility. The estimated cost assumes all information will be provided to us upon initial request. If the water discharge is over 200,000 gals/day, a non-degradation review will be required. The scope of the non-degradation review will be decided by the MPCA and subsequent costs will be provided to you by NRG. Meetings with Watershed and Sub-watershed staff to discuss the discharge and surface water quality have not been included.

MPCA Construction Notice of Intent and SWPPP	$4,200
If the disturbed site is greater than 1 acre, the proposed project will require a NPDES Construction Stormwater Discharge Permit. Obtaining coverage under this general permit program requires the submittal of a notice of intent (N0I), and development of a Stormwater Pollution Prevention Plan (SW3P). NAG will complete the NOI and SW3P for construction for a cost not to exceed $4,200. This cost assumes that a grading plan including initial and proposed final elevations and best management practices for erosion control is provided to NRG in electronic format. This cost does not include permit filing fees.

Part 4 — Water Appropriation Permitting	$65,000 (Does not include drilling costs)
Area Hydrologic Evaluation
NRG will complete a hydro geologic evaluation of the area to determine available water resources.
Water Appropriation Permit Application
NRG will prepare a Minnesota Department of Natural Resources (DNR) application to appropriate waters of the state. This task includes time associated with discussing the project with local and regional DNR staff.
Well Interference Evaluation
NRG will identify wells located within a 1.5-mile radius of the site. Well depth, pump depth,

Eyota Minnesota Ethanol Plant Proposal

well diameter and static water level information will need to be obtained from all wells prior to initiation of the pumping test. Door to door interviews may need to be completed and potentially the well pumps will need to be pulled to access the well construction information. Costs have not been included for subcontractor well service contractor work that may be associated with pulling pumps to access wells. Please note, the process of pulling pumps to access wells can damage the pumps and clog well screens making the well unusable. Costs associated with repairing or replacing the pump or well are the responsibility of MinnErgy. The potential exists for the DNR to request a larger well survey area, based upon local hydrogeologic conditions. A larger well survey area would increase the costs associated with this task. NRG has budgeted one 12-hour field day for completing a door to door well survey in an effort to evaluate local well construction or obtain permission to access wells.
Pumping Test Setup/Data Logging, 7 Day Pumping Test
As outlined on the attached “Example” pumping test requirements letter from the DNR, pre-pumping, pumping and post pumping (recovery) water level measurements are required in the test well and yet to be determined observation wells. NAG has provided costs associated with mobilizing to the site to install pressure transducers/dataloggers in the test and observation wells, download the data prior to the pumping test, assist with the startup of the pumping test, and ground water level monitoring during the pump test. Costs have also been included to download transducer data in the middle of the pumping test and at the end of the pumping test and at the end of the recovery period.
Fen Interference Evaluation
Two protected calcareous fens, Dover 7 and Dover 13, are located approximately 2 and 2.5 miles east of the site. Calcareous fens may not be drained or filled or otherwise altered or degraded except as provided for in a management plan approved by the commissioner. The Minnesota Department of Natural Resources has notified NRG that if water will be appropriated from the Jordan Aquifer, which supplies water to the fens, an evaluation would need to be completed to document that the fens will not be degraded. The DNR speculated that monitoring the fen’s water quality and flow may be required as part of the evaluation process. NRG recommends that a meeting be setup with the DNR staff to further understand their evaluation requirements and schedule. The results of the meeting with the DNR should provide further insight regarding the need to explore the availability of lower aquifers.
Pump Test Project Management/Data Reduction and Report Preparation
This task includes costs associated with project management, data reduction and report preparation, as required by the DNR.

Part 5 — Aboveground Storage Tank (AST) Permit Application	$3,500
The project will require an Aboveground Storage Tank (AST) permit. Facilities that have more than one million gallons of storage capacity must obtain an AST permit from the MPCA in accordance with MN Rules 7001.4205-4250. NRG has secured these permits for facilities

Eyota Minnesota Ethanol Plant Proposal

similar to the planned MinnErgy facility. NRG will prepare the application forms and submit the draft application to MinnErgy for review by the date indicated. Cost assumes information regarding the AST and secondary containment details will be provided upon initial request.
Table 1 Proposed Eyota Facility Environmental Permitting Work

Task Description	Cost		Completion Date	Authorization
Permits Needed for Construction
Air Permit Application	$7,800		3 weeks
Environmental Assessment (EAW)	$19,300		6 weeks
NPDES Construction Permit Application	$4,200		3 weeks
Water Appropriation Permitting/ Environm Review Determination	$65,000	*	10 weeks**
NPDES Wastewater Permit Application	$5,700		3 weeks
AST Permit Application	$3,500		3 weeks
Construction Subtotal	$105,500		—	—

*	Task completion dates are from project authorization and receipt of requested information.

**	The fen impact evaluation requirements, as yet to be determined by the DNR, may change cost and schedule for this task.
Please note that this proposal does not include follow-up correspondence beyond minor clarification with the MPCA after submission of each application/document. Significant technical follow-up and meetings with the MPCA and public after application submittal are not included in these costs. NRG will complete each application as thoroughly as possible with the available information in order to minimize agency follow-up. A pre-application meeting is included in the project scope of work to notify the MPCA of the pending application and to get informal concurrence on project permit compliance assumptions. To perform follow-up work for the approved tasks, NRG will notify MinnErgy and use existing budget from the initial tasks, if available. If additional budget is necessary to complete follow-up work with an agency, NRG will submit a change order request for approval of the additional expense. NRG will not exceed the budgeted costs or initiate any of the proposed tasks without prior authorization from MinnErgy. All work will be completed on a time and materials basis using the applicable NRG fee schedule.
If authorized to complete the work, NRG could start the project with little or no delay. NRG will complete each task by the completion dates shown in Table 1, pending the availability of the requested project information. Project progress will be communicated to you on a weekly basis until all tasks are completed. We consider the information contained in this proposal confidential and respectfully request your concurrence. We look forward to working with you on this project. Please indicate your acceptance of this proposal by signing the authorization below. Please forward a copy of the signed proposal to our office. Thank you for the opportunity to be on the MinnErgy project team.
Sincerely,

Natural Resource Group, Inc.	Authorized By:	/s/ Daniel H. Arnold
MinnErgy Authorized Representative
/s/ Todd A. Potas	Date: 8/10/06
Todd A. Potas, P.E.
Principal (612) 339-4815